13012430

SEC Mail Processing Section
MAR 01 2013
Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gradient Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4570 CHURCHILL STREET
(No. and Street)

SHOREVIEW (City) MN (State) 55126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICK STOVALL (651)621-8239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY, HEUTMAKER, ZIBELL & CO. P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DRIVE, STE 800 (Address) MINNEAPOLIS (City) MN (State) 55344 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JEFF FOLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRADIENT SECURITIES, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERI J. MUSHEL
Notary Public
State of Minnesota
My Commission Expires
January 31, 2017

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRADIENT SECURITIES, INC.

Financial Statements

December 31, 2012 and 2011

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

GRADIENT SECURITIES, LLC

Shoreview, Minnesota

Financial Statements

December 31, 2012 and 2011

Gradient Securities, LLC

CONTENTS

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Managing Member
Gradient Securities, LLC
Shoreview, Minnesota

We have audited the accompanying statements of financial condition of Gradient Securities, LLC, formerly known as SYM Capital Securities, LLC, as of December 31, 2012 and 2011 and the related statements of operations and members' equity, and cash flows for each of the years in the two-year period ended December 31, 2012. Gradient Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gradient Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota

February 27, 2013

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone 952.893.9320 Fax 952.835.7296 www.bhz.com

GRADIENT SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and equivalents	$ 427,180	$ 298,485
Commissions Receivable ($116,647 and $43,568, respectively, from related party)	125,499	99,379
Accounts Receivable	37,159	9,096
Prepaid and Other Current Assets	103,634	98,003
Total Current Assets	693,472	504,963
Office Equipment, net of accumulated depreciation of $4,097 and $241, respectively	13,885	4,290
Total Assets	$ 707,357	$ 509,253
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 16,902	$ 3,238
Commissions Payable	76,848	124,991
Other Current Liabilities	29,764	41,125
Unearned Commissions	172,171	68,991
Total Current Liabilities	295,685	238,345
Total Liabilities	295,685	238,345
Members' Equity	411,672	270,908
Total Liabilities and Members' Equity	$ 707,357	$ 509,253

The accompanying notes are an integral part of these Financial Statements.

GRADIENT SECURITIES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
December 31, 2012 and 2011

	2012	2011
REVENUE		
Commissions	$ 4,170,308	$ 1,630,264
Services	245,832	183,434
Total Revenue	4,416,140	1,813,698
EXPENSES		
Commission Compensation	3,357,497	1,235,738
Advertising	105,235	12,305
Bank Charges	16,577	6,455
Professional & Consulting fees	111,110	47,490
Depreciation	3,856	241
Insurance	128,877	110,155
Interest Expense	4,896	-
Investment Tools & Technology	36,498	21,314
Licensing & Regulatory Fees	99,576	78,893
Office Expense	37,012	24,826
Office Space and Equipment	32,296	17,309
Payroll Tax and Benefits	49,896	29,863
Salary & Wages	681,263	551,908
Taxes	658	100
Travel & Entertainment	39,200	18,631
Total Expenses	4,704,447	2,155,228
NET LOSS FROM OPERATIONS	(288,307)	(341,530)
OTHER INCOME		
Interest	150	-
Other	10,700	-
Total Other Income	10,850	-
NET LOSS	(277,457)	(341,530)
Members equity at beginning of year	270,908	292,205
Capital contributions by members	418,221	320,233
MEMBERS' EQUITY AT END OF YEAR	$ 411,672	$ 270,908

The accompanying notes are an integral part of these Financial Statements.

GRADIENT SECURITIES, LLC
STATEMENTS OF CASH FLOWS
December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (277,457)	$ (341,530)
Adjustments to reconcile net loss to net cash used for operating activities		
Depreciation	3,856	241
Changes in operating assets and liabilities		
Commissions Receivable	(26,120)	(25,413)
Accounts Receivable	(28,062)	(1,164)
Prepaids and Other Assets	(5,631)	(34,991)
Accounts Payable	13,664	3,238
Commissions Payable	(48,143)	50,636
Other Current Liabilities	(11,361)	40,885
Unearned Commissions	103,180	68,991
Net cash used for operating activities	(276,074)	(239,107)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(13,451)	(4,531)
Net cash used for investing activities	(13,451)	(4,531)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Contributions	418,221	320,233
Net cash from financing activities	418,221	320,233
NET INCREASE IN CASH	128,696	76,595
CASH AT BEGINNING OF YEAR	298,485	221,890
CASH AT END OF YEAR	$ 427,181	$ 298,485

	2012	2011
SUPPLEMENTAL INFORMATION		
Cash paid for Interest	$ 4,896	$ -
Cash paid for Taxes	$ 658	$ 100

The accompanying notes are an integral part of these Financial Statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gradient Securities, LLC (formerly known as SYM Capital Securities, LLC) (the "Company") was formed on April 9, 2003 as an Indiana limited liability company. On January 2, 2004, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company offers variable life insurance or annuities, and mutual fund transaction services to its customers through affiliated registered representatives. The Company also receives trailing commissions from transactions entered into during previous fiscal years. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3, because of limited business and is not required to make periodic computation of reserve requirements for the exclusive benefit of customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies adopted by the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such contingencies currently exist that will have a material effect on the financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with recognized industry practice. Securities transactions are recorded on a trade date basis. Revenues arising from the sale of variable annuity contracts are recognized when the issuer approves the investment transaction.

Income Taxes: The Company is a multi-member limited liability company under the Internal Revenue Code with all income tax implications flowing through to each member. Therefore, no provision for income taxes is necessary as the net income or loss of the Company is included in the income tax return of the Company's members. There were no differences between the financial statement basis and tax basis of the Company's assets or liabilities.

Primarily due to the multi-member limited liability company tax status, the Company does not have any significant tax uncertainties that would require disclosure.

Cash and equivalents: The Company considers cash on hand, deposits with other financial institutions, and short-term investments having an initial maturity of three months or less as cash and cash equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash may exceed amounts insured by the Federal Deposit Insurance Corporation.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk: In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no related off-balance sheet risk.

Advertising: The Company expenses advertising costs when incurred. Total advertising costs were approximately $105,300 and $12,300 for the years ended December 31, 2012 and 2011, respectively.

Office Furniture and Equipment: Prior to July 1, 2011, office furniture and equipment was provided by Gradient Insurance Brokerage, Inc. as part of the management agreement explained in NOTE 4. Under the agreement, equipment was provided by Gradient Insurance Brokerage, Inc. and expensed as part of management fees within the statement of operations. Beginning July 1, 2011, the Company no longer expenses the use of PP&E acquired through the management agreement. Rather, equipment is capitalized and stated at cost, net of accumulated depreciation, on the balance sheet. Depreciation is provided over the estimated useful lives. At December 31, 2012, property and equipment was made up of computers, computer equipment, and office equipment which were being depreciated on a straight-line basis over 3 and 7 years, respectively. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Reclassifications: The presentation of expenses in the December 31, 2011 statements of operations and members' equity were reclassified to conform to the classification used at December 31, 2012. This reclassification had no effect on net loss or members' equity as previously report.

Subsequent Events: The Company has evaluated subsequent events through February 27, 2013, the date which the financial statements were available to be issued.

Fair Value of Financial Instruments: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data for substantially the full term of the asset or liability. Level 3 inputs are unobservable and corroborated by little or no market data. The Company uses valuation techniques in a consistent manner from year-to-year. At the present time, the Company does not have any assets or liabilities that would require fair value recognition or disclosures. The carrying value of cash, accounts and commissions receivable, commissions payable and other current liabilities approximate fair value, principally because of the short maturities of these items.

Commissions Receivable: The Company maintains commissions receivable on the Statements of Financial Condition in the amounts of $125,499 and $99,379 for the years ended December 31, 2012 and 2011, respectively. These receivables represent a combination of gross dealer concessions from various insurance and investment companies along with amounts due from a related-party insurance company as described in Note 4. The amounts listed represent trades that have been completed and recognized as revenue in accordance with the Company's revenue recognition policy. These receivables are not secured and no reserves for bad debt have been established to date, as the management expects to receive all receivables in their entirety.

Commissions Payable: The Company maintains commissions payable on the Statements of Financial Condition in the amounts of $76,848 and $124,991 for the years ended December 31, 2012 and 2011, respectively. These payables represent amounts earned by registered representatives who have submitted completed sales transactions for which the representative has not yet received payment for the commission. The amounts contained in commissions payable are a function of the gross dealer concession (GDC) earned by the Company and will vary in amount from 70% - 95% of the GDC depending on the contracted payout level of each individual registered representative.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2012 and 2011, the net capital ratio, net capital and excess net capital are as follows:

	2012	**2011**
Aggregate indebtedness to net capital ratio	2.21:1	2.21:1
Net capital	$133,792	$108,069
Excess net capital	$114,080	$92,179

NOTE 4 – RELATED PARTY TRANSACTIONS

Prior to April 2011, the Company had no employees. A management agreement entered into by and between the Company and Gradient Insurance Brokerage, Inc. existed, whereby all expenses, except registered representative commissions, office lease expenses, and bank charges, are indirect costs that were allocated to the Company, including salaries, employee benefits, operating costs, and administrative services incurred by Gradient Insurance Brokerage, Inc. on behalf of the Company. The expenses charged through this agreement were allocated to the respective functional expenses with the remainder charged to management fees. In addition, during the years ended December 31, 2012 and 2011, $0 and $352,289, respectively, of management fees were charged to the Company using an allocation method developed by management of Gradient Insurance Brokerage, Inc. Gradient Insurance Brokerage, Inc. and Gradient Securities, LLC are related through a majority of common ownership. This management agreement was cancelled as of December 31, 2011.

Effective September 1, 2010, Gradient Insurance Brokerage, Inc. and Gradient Securities, LLC entered into an agreement to distribute a portion of the net commission override earnings of Gradient Insurance Brokerage, Inc. to Gradient Securities, LLC for an agreed upon percentage of all annuity insurance business conducted through Gradient Insurance Brokerage, Inc. by a commonly affiliated registered representative of Gradient Securities, LLC. During 2012 and 2011, this agreement produced income of $307,397 and $181,135, respectively, for Gradient Securities, LLC, which is included in commissions revenue on the statement of operations. Additionally, $116,647 and $43,568 is included in commissions receivable at December 31, 2012 and 2011, respectively.

The Company entered into a lease agreement with A-Street, LLC, a related party entity, on August 1, 2011, for a fractional use of three corporate owned aircraft that requires monthly payments of $1,256 as of December 31, 2012, plus variable use expenses as incurred. The terms of the lease are indefinite in nature and terminable by either party with 30 days notice. In 2011, the Company recorded $6,265 of expense within office space, equipment and rents on the statement of operations related to this lease and $25,319 of travel expense in 2012.

On October 1, 2011, the Company entered into a Membership Agreement with Gradient Financial Group, LLC, an affiliated company, to provide various administrative, marketing and support functions. This agreement is made effective with a one year term and automatic one year term renewals. This agreement is also cancellable at any time by either party with 30 days written notice. The agreement calls for monthly payments toward the membership in an amount of $4,875 monthly as of December 31, 2012. The Company recorded expenses under this agreement of $54,600 and $7,800 for the years ended December 31, 2012 and 2011, respectively. The Company had payables due under this agreement of $11,283 and $0 for the years ended December 31, 2012 and 2011, respectively.

The company also had a payable to a related party of $4,053 for reimbursement of office expenses.

NOTE 5 – LEASES

The Company leases its facility from an unrelated party under an operating lease. The original term of the lease expires in August 2013. The lease provides for scheduled base rent increases for each year of the lease. In addition to the base lease, the Company is responsible for an annually adjusted common area maintenance (CAM) assessment based on the proportional share of the rentable space for shared space and operating costs.

Future minimum lease commitments over the term of the lease, excluding operating costs, are as follows:

Year	Amount
2013	3,109
Total	$3,109

Rent expense and common area maintenance related to the lease described above was approximately $8,000 and $8,100 for the years ended December 31, 2012 and 2011, respectively.

NOTE 6 –DEBT

The Company has a note payable to Cal-Surance in the amount of $27,105 as of December 31, 2012. This note is listed as Other Current Liabilities on the Statement of Financial Condition as the remaining balance will be entirely paid during 2013. The amount represents a finance agreement that was established to subsidize the annual errors and omissions insurance policy for the Company's registered representatives. This is an unsecured note that carries an annual interest rate of approximately 5.425% with a total amount due for principal and interest during 2013 of $27,351.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY FINANCIAL INFORMATION

Director and Managing Member

Gradient Securities, LLC

Shoreview, Minnesota

We have audited the accompanying financial statements of Gradient Securities, LLC as of and for the years ended December 31, 2012 and 2011 and have issued our report thereon dated, February 27, 2013. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota

February 27, 2013

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone 952.893.9320 Fax 952.835.7296 www.bhz.com

GRADIENT SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
For the years ended December 31, 2012 and 2011

	2012	2011
NET CAPITAL:		
Total members' equity	$ 411,672	$ 270,908
Deduct:		
Nonallowable assets:		
Other assets	(277,880)	(162,839)
Net Capital	$ 133,792	$ 108,069
AGGREGATE INDEBTEDNESS	$ 295,685	$ 238,345
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	221.0%	220.5%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 19,710	$ 15,888
Excess net capital	$ 114,080	$ 92,179

No reconciliations deemed necessary since no material differences were noted in the computation of net capital.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

GRADIENT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
For the years ended December 31, 2012 and 2011

Gradient Securities, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
7500 Flying Cloud Drive, Suite 800
Minneapolis, MN 55344
(952) 893-9320